NORTHEAST
INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

Q4 2024

Market Recap

As 2024 came to a close, two salient developments emerged – first, the U.S. economy surprised markets by proving very resilient compared to mid-summer fears about an imminent sharp decline, and, second, the election results in the United States.

On the first point, better economic data reported from September onward erased fears of an imminent sharp slowdown in U.S. economic activity. This is notable, because the financial markets had reacted forcefully to the weak July employment report by pushing down 10-year bond yields by some 80 basis points (bps) from their July highs to their September lows. For our part, we were steadfast in challenging the methodology of the more pessimistic predictions, most notably with respect to the level of restrictiveness of monetary policy, a stance that we maintain today even as interest rates have almost entirely retraced their path lower.


2024 Total Return by Credit Rating
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
8%
6%
8%
18%
HY Index
BB
B
CCC+ & Lower

On the second issue, an immediate impact of the U.S. elections has been that financial markets penciled in more stimulative fiscal policy, and this has also contributed to higher interest rates. A more recent development is the specter of U.S. tariffs on imported goods. Predicting these moves and countermeasures from the reaction function of foreign governments is going to be difficult at best, but we approach the task essentially by considering scenarios and weighing probabilities, all the while assuming that economic actors including politicians will ultimately find it in their self-interest to seek off-ramps to worst-case scenarios.

Yields/Spreads:

The Fed continued easing with 0.25% cuts in November and December. In spite of this dovish approach, the yield-to-worst for the 10-year Treasury yield actually rose by 79 bps in Q4, closing the year at 4.6%. This asymmetric movement continues to "de-invert" the yield curve, or return it to a more normal positive slope (where yields increase with longer maturities). The 10-2 spread, which captures the difference between the 10-year and 2-year treasury yields, widened to 33bps at the end of the quarter.

The yield-to-worst for the ICE BofA US High Yield Index (the "Index") closed the year at 7.5%, up only 49 bps in Q4, which resulted in a narrowing of already tight spreads.

Within High Yield, the CCC+ & lower component, which makes up rougly 11% of the Index, had a very strong year in relative performance (+18%, see chart left). The yield-to-worst on this subset dropped 127 bps from 13.0% to 11.9%, vs. just 9 bps for the entire Index (yields and prices move in opposite directions).

Issuance & Defaults:

Issuance trailed off slightly with the Securities Industry and Financial Markets Association (SIFMA) reporting $52B in Q4. However the $302B of total issuance in 2024 marked a 65% increase over 2023. A majority of the 2024 activity was used to refinance existing debt. After this recent wave of refinancing, less than 10% of the high yield market is due to mature by 2027.

Fitch Ratings reported a 2.6% default rate at the close of 2024 and is forecasting a similar 2.5%-3.0% in 2025. Fitch expects the Telecom, Technology and Healthcare sectors to be the largest contributors to 2025 defaults.

Fund Performance

The Trust's +0.93% total return compared favorably to the Index's +0.16% in Q4. For full performance results, please see the table on page 3. The Trust was buoyed by its short duration, which makes it less sensitive to rising rates. The Trust's modified duration at quarter end was 2.2 vs. the Morningstar High Yield category average of 3.4. The Trust's out-of-index equity securities also contributed to the outperformance.

Contributors to the Trust's performance:

- Viskase Common Stock
- Homer City Equity Interests

Detractors to the Trust's performance:

- Builders Firstsource 4.25% 2/1/32
- American Gilsonite Common Stock

Additions - The following securities were added to the portfolio:

- New Fortress Energy 6.75% 9/15/25 (Buy)
- Moog Inc. 4.25% 12/15/27 (Buy)
- Performance Food Group 5.5% 10/15/27 (Buy)
- Select Medical Corp. 6.25% 8/15/26 (Buy)
- Mallinckrodt 14.75% 11/14/28 (Buy)
- XPO Logistics 6.25% 6/1/28 (Buy)

Subtractions - The following positions were reduced or removed due to corporate actions:

- New Fortress Energy 6.75% 9/15/25 (Full Call)
- Select Medical Corp. 6.25% 8/15/26 (Full Call)
- B&G Foods 5.25% 4/1/25 (Full Call)
- Fortress Transportation 9.75% 8/1/27 (Full Call)
- Vector Group 10.5% 11/1/26 (Full Call)
- Delta Skymiles 4.5% 10/20/25 (Sinking Fund)
- Brinker 5% 10/1/24 (Maturity)
- Buckeye Partners 4.35% 10/15/24 (Maturity)
- Alteryx Inc. 8.75% 3/15/28 (Full Call)

S&P Ratings Changes:

- NuStar Logistics 5.75% 10/1/25 - Downgrade (12/2/24) from BB- to NR
- Altice France 8.125% 2/1/27 - Downgrade (12/11/24) from CCC+ to CCC
- Mallinckrodt 14.75% 11/14/28 - Upgrade (12/17/24) from B+ to BB

As of 12/31/24 the Trust's portfolio consists of: 76% Corporate Bonds, 15% Commons Stock and Warrants and 9% Cash Equivalents.

Outlook

For the high yield market, we believe the underlying fundamentals are strong. Credit issues remain low and the economy continues to exceed expectations. However, here at Northeast, we have been mostly confining our purchases to BB bonds, at the higher quality end of the high yield market. We have also been keeping the durations of our portfolio short given the uncertainties out there, hopefully leaving us less exposed to the more extreme risks from various directions.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

Watch and Read Bruce's Takes on...

- ***Countering the Recession Narrative, August - 2024***
- ***Credit Market Update (Video), May - 2024***
- ***Northeast Investors Trust Overview***

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 12/31/24:

AVERAGE ANNUAL RETURNS (AS OF DECEMBER 31, 2024)

	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	0.93%	6.06%	6.06%	4.94%	3.21%	1.34%	6.82%
ICE BofA US High Yield Index	0.16%	8.22%	8.22%	2.91%	4.04%	5.08%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Holdings (% of Net Assets): 1. Pyxus International (6.8%), 2. Spirit Aerosystems (4.1%), 3. Mallinckrodt (4.1%), 4. KB Homes (3.9%), 5. XPO Logistics (3.9%), 6. NuStar Logistics (3.8%), 7. Performance Food Group (3.8%), 8. Western Digital (3.8%), 9. Viskase Companies (3.8%), 10. Comstock Resources (3.8%).

For a complete list of holdings, click here to see the most recent quarterly holdings report (as of 9/30/24). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.14% on an annualized basis ending 9/30/2024. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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